UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              September 4, 2020


  Via Email

  Evert B. Schimmelpennink
  Chief Executive Officer
  Pfenex Inc.
  10790 Roselle Street
  San Diego, CA 92121

          Re:     Pfenex Inc.
                  Schedule 14D-9 filed on August 31, 2020
                  File No. 005-88253

  Dear Mr. Schimmelpennink:

          The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Schedule 14D-9. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Item 3. Past Contacts, Transactions, Negotiations and Agreements, pages 2-14

      1. We note that under the header    Interests of Certain Persons,    you
indicate that    executive
         officers of Pfenex and the members of the Board may have interests in the Offer, the
         Merger and the other transactions contemplated by the Merger Agreement that are
         different from, or in addition to, the interests of Pfenex   s
stockholders, generally.    This
         qualified, generic disclosure is not helpful in informing shareholders as to whether these individuals have different interests in the Merger or as to the nature of such interests.
         Please revise to summarize the interests of Pfenex   s executive
officers and directors that
         differ from the interests of Pfenex   s stockholders.
 Evert B. Schimmelpennink
Pfenex Inc.
September 4, 2020
Page | 2

Item 4. The Solicitation or Recommendation, pages 14-32

   2. The disclosure on page 14 states that    the Board recommends that Pfenex
  s stockholders
      accept the Offer and tender their Shares to pursuant to the Offer.
Item 4 of Schedule
      14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of
      Regulation 14E, require that the    filing person    and    subject
company,    respectively,
      provide the required disclosures. Please revise this statement (and other similar
      statements throughout this section) to expressly state the Company   s
position with
      respect to the Offer. Alternatively, please clarify that the Board   s
recommendation is
      being made on behalf of the Company.

   3. We note the following statement: On April 2, 2020, Pfenex, as a result of a conflict of interest with its existing financial advisor and in consultation with and at the direction of the Board, engaged a second financial advisor to assist with its existing strategy of
      exploring potential acquisitions.    Please revise to clarify whether the
Company   s initial
      financial advisor was William Blair and, if so, describe such conflict of interest.

   4. Please discuss how the Strategic Transaction Committee considered William
Blair   s
      minority equity position in both Pfenex and Ligand and the basis on which the Strategic
      Transaction Committee resolved to engage William Blair as the financial advisor in connection with this transaction notwithstanding that conflict and given the CVR Portion of the Offer Price.

Projected Financial Information, page 29-31

   5. Please summarize the material assumptions and limitations underlying the Financial
      Projections.

Annex A     Opinion of William Blair & Company L.L.C.

   6. The fairness opinion included as Annex A states that it is based in part
upon the    CVR
      Probabilities    prepared by senior management of the issuer and used in
William Blair   s
      analysis of this transaction, which was in turn was used by the Board and Pfenex in recommending the transaction. Therefore, we believe the CVR Probabilities must be disclosed as well.

   7. We note the following statement:    It is understood that this letter may
not be disclosed or
      otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company
      with respect to the Merger.    Although the quoted statement indicates
that the opinion
      may be disclosed in a proxy statement mailed to stockholders, please also clarify whether
      William Blair has consented to the inclusion of the opinion in this
Schedule 14D-9.

                                         *       *      *
 Evert B. Schimmelpennink
Pfenex Inc.
September 4, 2020
Page | 3

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263, or me, at (202) 551-8729.


                                                           Sincerely,

                                                           /s/ Valian A. Afshar

                                                           Valian A. Afshar
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions



cc:    Dan Koeppen, Esq.
       Zachary Myers, Esq.
       Ethan Lutske, Esq.
       Wilson Sonsini Goodrich & Rosati, Professional Corporation